SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2007 JUN 15 A 6:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 June 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07024512

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 12 June 2007 as published in the South China Morning Post in Hong Kong on 13 June 2007 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/gc/cw

Encl.

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

c.c. J P Morgan
- Mr. King Ho

Dlw 6/19

Elcw\sa\guangzhou\ltr.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTION RELATING TO THE DISPOSAL OF EQUITY INTERESTS AND SHAREHOLDER'S LOANS IN SHANGRI-LA HOTEL (GUANGZHOU PAZHOU) CO., LTD.

The Directors announce that on 12 June 2007, the Parties entered into the Equity Transfer Agreement for the transfer of equity interests and shareholder's loans in Shangri-La Guangzhou together with the Shangri-La Guangzhou Contract and the Articles of Association.

Immediately prior to the entering into of the Equity Transfer Agreement, Party A, an indirect wholly-owned subsidiary of SA, owned the entire equity interests in the registered capital of Shangri-La Guangzhou which is the owner and developer of Guangzhou Hotel. Pursuant to the Equity Transfer Agreement, (a) Party A will transfer its 10% interest in the registered capital of Shangri-La Guangzhou (i.e. US$6,034,000) to Party B at a consideration of US$6,034,000 together with the proportionate shareholder's loans (i.e. HK$6,000,000 and US$2,896,500) at a consideration of US$4,386,000; (b) Party A will transfer its 5% interest in the registered capital of Shangri-La Guangzhou (i.e. US$3,017,000) to Party C at a consideration of US$3,017,000 together with the proportionate shareholder's loans (i.e. HK$3,000,000 and US$1,448,250) at a consideration of US$2,193,000; and (c) Party A will transfer its 5% interest in the registered capital of Shangri-La Guangzhou (i.e. US$3,017,000) to Party D at a consideration of US$3,017,000 together with the proportionate shareholder's loans (i.e. HK$3,000,000 and US$1,448,250) at a consideration of US$2,193,000. Following completion of the Equity Transfer Agreement, Shangri-La Guangzhou will be owned by Party A, Party B, Party C and Party D in the proportions of 80%, 10%, 5% and 5% respectively.

Party B owns a 20% interest in an 80% owned subsidiary of SA. Party C is owned as to approximately 65.67% by a director of that 80% owned subsidiary of SA and his associates. Party D is wholly-owned by the associates of that director. Under the Listing Rules, Party B, Party C and Party D are regarded as connected persons of SA. Accordingly, the Disposal constitutes connected transactions of SA under Rule 14A.13 of the Listing Rules. Since the relevant percentage ratios (other than profits ratio) for the Disposal are less than 2.5% but exceed 0.1%, the Disposal is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of the Disposal will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

EQUITY TRANSFER AGREEMENT

As at the date of signing of the Equity Transfer Agreement, the total investment amount of Shangri-La Guangzhou was US$162,400,000 while the registered capital of Shangri-La Guangzhou was in the amount of US$60,340,000 which was entirely owned by Party A. Party A has also granted shareholder's loans in the amount of HK$60,000,000 and US$28,965,000 to Shangri-La Guangzhou and provided a guarantee in respect of a bank loan of US$60,000,000 taken out by Shangri-La Guangzhou. The remaining investment amount that may be further contributed to Shangri-La Guangzhou shall be US$5,353,064.

On 12 June 2007, the Parties entered into the Equity Transfer Agreement whereby Party B, Party C and Party D agreed to acquire from Party A 10%, 5% and 5% interests in the registered capital of Shangri-La Guangzhou together with the proportionate shareholder's loans, respectively.

Details of the Equity Transfer Agreement are as follows:

Date: 12 June 2007

Parties: Party A, Party B, Party C and Party D

Consideration: Pursuant to the Equity Transfer Agreement:

(a) Party A will transfer its 10% interest in the registered capital of Shangri-La Guangzhou (i.e. US$6,034,000) to Party B at a consideration of US$6,034,000 together with the proportionate shareholder's loans (i.e. HK$6,000,000 and US$2,896,500) at a consideration of US$4,386,000;

(b) Party A will transfer its 5% interest in the registered capital of Shangri-La Guangzhou (i.e. US$3,017,000) to Party C at a consideration of US$3,017,000 together with the proportionate shareholder's loans (i.e. HK$3,000,000 and US$1,448,250) at a consideration of US$2,193,000; and

(c) Party A will transfer its 5% interest in the registered capital of Shangri-La Guangzhou (i.e. US$3,017,000) to Party D at a consideration of US$3,017,000 together with the proportionate shareholder's loans (i.e. HK$3,000,000 and US$1,448,250) at a consideration of US$2,193,000.

Upon signing of the Equity Transfer Agreement, Party B, Party C and Party D have paid in full by way of cash their respective amount of consideration for the above acquisition of interest in the registered capital of Shangri-La Guangzhou and the proportionate shareholder's loans, being US$10,420,000, US$5,210,000 and US$5,210,000, respectively.

Conditions: The Disposal is conditional upon the approval from the relevant PRC authorities of the Equity Transfer Agreement and compliance with the necessary procedures for approval and registration of change (effective from the date of issuance of the newly revised PRC business licence of Shangri-La Guangzhou after such a change).

If the above conditions could not be satisfied within 3 months after the signing of the Equity Transfer Agreement, unless otherwise agreed by the Parties, the Equity Transfer Agreement shall be null and void unconditionally. In such circumstances, Party A shall within 60 days refund to Party B, Party C and Party D any consideration paid under the Equity Transfer Agreement without interest.

	The transfers of equity interests in the registered capital of Shangri-La Guangzhou together with the proportionate shareholder's loans by Party A to each of Party B, Party C and Party D are independent transactions and therefore not conditional upon each other.
Guarantees:	Following completion of the Disposal, Party B, Party C and Party D shall provide guarantees to the lender or counter-guarantees to SA, on a several basis and pro-rata to their then respective capital contributions to Shangri-La Guangzhou, in respect of the bank loan of US$60,000,000 taken out by Shangri-La Guangzhou which is currently 100% guaranteed by SA. The proportionate guarantee from all Parties or (as the case may require) the counter-guarantee to be provided by Party B, Party C and Party D will be made on the same terms and conditions. No security over the assets of SA or Shangri-La Guangzhou will be granted in respect of the Financial Assistance. None of Party A, Party B, Party C and Party D will charge any guarantee fee for the provision of the proportionate guarantee or (as the case may be) the counter-guarantee. The Financial Assistance is on normal commercial terms and is exempt from the announcement, reporting and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Following completion of the Equity Transfer Agreement, Shangri-La Guangzhou will continue to be an indirect non wholly-owned subsidiary of SA and will be owned by Party A, Party B, Party C and Party D in the proportions of 80%, 10%, 5% and 5%, respectively. The shareholding structure of Shangri-La Guangzhou, upon approval of the Equity Transfer Agreement and fulfillment of the above conditions, is as set out below:


SA
100%
Party A
Party B
Party C
Party D
80%
10%
5%
5%
Shangri-La
Guangzhou

Following completion of the Disposal, the Parties will have the following interests in the registered capital of Shangri-La Guangzhou and the shareholder's loans:

	Party A	**Party B**	**Party C**	**Party D**	**Total**
Registered capital:	US$48,272,000	US$6,034,000	US$3,017,000	US$3,017,000	US$60,340,000
Shareholder's loans:					
(1)	HK$48,000,000 (US$6,193,548)	HK$6,000,000 (US$774,194)	HK$3,000,000 (US$387,097)	HK$3,000,000 (US$387,097)	HK$60,000,000 (US$7,741,936)
(2)	US$23,172,000	US$2,896,500	US$1,448,250	US$1,448,250	US$28,965,000
Total amount:	US$77,637,548	US$9,704,694	US$4,852,347	US$4,852,347	US$97,046,936

The principal asset of Shangri-La Guangzhou is its interest in Guangzhou Hotel. The consideration for the transfer of Party A's 10%, 5% and 5% interests in Shangri-La Guangzhou and the proportionate shareholder's loans to Party B, Party C and Party D, respectively, under the Equity Transfer Agreement were arrived at after arm's length negotiations between the Parties, taking into account the finance cost of Party A in providing the equity and shareholder's loans to Shangri-La Guangzhou.

THE SHANGRI-LA GUANGZHOU CONTRACT AND THE ARTICLES OF ASSOCIATION

In order to complete the relevant approval and filing procedures in the PRC for the Disposal, the Parties also entered into the Shangri-La Guangzhou Contract and the Articles of Association.

Details of the Shangri-La Guangzhou Contract and the Articles of Association are as follows:

Date:	12 June 2007
Parties:	Party A, Party B, Party C and Party D
Scope of Business:	Operation of tourism business and ancillary facilities, Chinese and western restaurants, bar, coffee shop, convention and exhibition centre, entertainment lounge, dance hall (including karaoke), beauty salon, gymnasium, sauna room, health care and treatment (same-sex massage), SPA, swimming pool, tennis court, business centre, gift shop, florist's shop, laundry service; sale of wine, beverages and non-prescription medicine; hotel limousine service, carpark service; operation and lease of self-owned shopping mall, lease, sale and management of self-owned serviced apartments, lease, sale and management of self-owned offices (special business activities shall be conducted upon issuance of the relevant special permits).
Total Investment Amount and Registered Capital:	The total amount of investment of Shangri-La Guangzhou shall be US$162,400,000 of which US$60,340,000 shall be the registered capital, which will be contributed by Party A, Party B, Party C and Party D in the proportions of 80%, 10%, 5% and 5%, respectively. Apart from the contribution to the registered capital, the balance of the investment amount will be funded by loans obtained or to be obtained by Shangri-La Guangzhou from banks or other financial institutions which may be secured or guaranteed by the Parties and/or their parent companies (if required by the lenders) or by way of shareholder's loans from the Parties to Shangri-La Guangzhou. All loans or financial assistance provided by the Parties and/or their parent companies (as the case may be) to, or for the benefit of, Shangri-La Guangzhou will be provided on a several basis, pro-rata to the then respective capital contributions of the Parties to Shangri-La Guangzhou and on the same terms and conditions. As set out in the section headed "Equity Transfer Agreement" above, immediately following completion of the Disposal, the total amount of shareholder's loans provided by the Parties to Shangri-La Guangzhou will be HK$60,000,000 and US$28,965,000 which will be provided by the Parties pro-rata to their respective capital contributions to Shangri-La Guangzhou and on the same terms and conditions.
Duration:	50 years from the date of issue of the business licence of Shangri-La Guangzhou.
Board of Directors:	The board of directors of Shangri-La Guangzhou will consist of five directors, of whom four shall be nominated by Party A and one shall be nominated by Party B. The chairman shall be nominated by Party A.

Profit Distribution:	Profits will be distributed to the Parties in proportion to their respective capital contributions to the registered capital of Shangri-La Guangzhou.
Conditions:	The performance of the Articles of Association is conditional upon all necessary approvals from the relevant PRC authorities having been obtained. If such approval could not be obtained after the endeavours of the Parties, subject to the Parties agreeing to an extension, the Articles of Association shall terminate and the Shangri-La Guangzhou Contract shall automatically cease to have any effect. The long-stop date of obtaining the above approval is 3 months after the signing of the Articles of Association.

INFORMATION ON SA, SHANGRI-LA GUANGZHOU, PARTY A, PARTY B, PARTY C AND PARTY D

The principal activities of the Group are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

Shangri-La Guangzhou was established on 3 January 2003 in PRC as a wholly foreign owned enterprise under the laws of PRC. Party A is currently holding 100% interest in Shangri-La Guangzhou which is the owner and developer of Guangzhou Hotel situated at Guangzhou, PRC. Guangzhou Hotel has commenced its operation since the end of March 2007.

Based on its latest audited financial statements, Shangri-La Guangzhou had a shareholders' funds of US$48,340,000 as at 31 December 2006. Since Shangri-La Guangzhou was still under development as at 31 December 2006, there was no revenue and/or expenditure incurred and Shangri-La Guangzhou did not record any profit or loss for the two years ended 31 December 2005 and 2006. As at 31 December 2006, the total assets value of Shangri-La Guangzhou amounted to RMB1,165,073,920 (US$149,215,410).

The principal activity of each of Party A, Party B and Party D is investment holding. The principal activity of Party C is rice trading and investment holding.

REASONS FOR THE DISPOSAL

Party B has been a strategic investor of a subsidiary of SA which holds interest in development project in Chengdu, PRC. The Disposal will strengthen the co-operation between the Parties and will allow the Group to exploit more efficiently on any development or expansion opportunities that may arise in the PRC.

Based on the face value of the shareholder's loans, the finance cost incurred by SA in providing the equity and shareholder's loans, the net asset value of Shangri-La Guangzhou as at 30 April 2007 and the amount of consideration for the Disposal, it is currently estimated that there will be a gain of approximately US$1,100,000 being recorded by the Group as a result of the Disposal. The actual gain or loss on the Disposal would be determined with reference to the net asset value of Shangri-La Guangzhou on the completion date of the Equity Transfer Agreement. The proceeds from the Disposal are intended to be re-invested into Shangri-La Guangzhou by SA to meet the future funding requirement of Guangzhou Hotel and also for investment in other development projects owned by SA.

LISTING RULES IMPLICATION

Party A is an indirect wholly-owned subsidiary of SA. Party B owns a 20% interest in an 80% indirect owned subsidiary of SA. Party C is owned as to approximately 65.67% by a director of that 80% owned subsidiary of SA and his associates. Party D is wholly-owned by the associates of that director. Under the Listing Rules, Party B, Party C and Party D are regarded as connected persons of SA.

Accordingly, the Disposal constitutes connected transactions of SA under Rule 14A.13 of the Listing Rules. Since the relevant percentage ratios (other than profits ratio) for the Disposal exceed 0.1% but are less than 2.5%, the Disposal is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of the Disposal will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

The Directors, including the independent non-executive Directors, of SA are of the view that the terms of the Contracts are on normal commercial terms, which are arrived at after arm's length negotiations between the Parties and are fair and reasonable, and in the interests of SA and its shareholders as a whole.

DEFINITIONS

"Articles of Association"	the new articles of association of Shangri-La Guangzhou entered into by the Parties;
"associates"	has the meaning ascribed to it under the Listing Rules;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Contracts"	the Equity Transfer Agreement, the Shangri-La Guangzhou Contract and the Articles of Association;
"Directors"	directors of SA;
"Disposal"	the disposal by Party A to Party B, Party C and Party D of 10%, 5% and 5% equity interests in the registered capital of Shangri-La Guangzhou together with the proportionate shareholder's loans, respectively, as contemplated under the Equity Transfer Agreement;
"Equity Transfer Agreement"	the equity transfer agreement dated 12 June 2007 entered into by the Parties whereby Party B, Party C and Party D agreed to acquire from Party A 10%, 5% and 5% interests in the registered capital of Shangri-La Guangzhou (together with the proportionate shareholder's loans) respectively;
"Financial Assistance"	the provision by Party B, Party C and Party D of proportionate guarantee to the lender or (as the case may require) counter-guarantee to SA for the benefit of Shangri-La Guangzhou upon completion of the Disposal;
"Group"	SA and its subsidiaries;
"Guangzhou Hotel"	a hotel situated at 1 Hui Zhan Dong Road, Hai Zhu District, Guangzhou City, PRC and known as Shangri-La Hotel, Guangzhou;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Parties"	collectively, Party A, Party B, Party C and Party D;
"Party A"	Kerry Industrial Company Limited, a limited liability company incorporated in Hong Kong and an indirect wholly-owned subsidiary of SA;
"Party B"	Fast Action Associates Limited, a company incorporated in the British Virgin Islands with limited liability;
"Party C"	Bangkok Mercantile (Hong Kong) Co., Limited, a limited liability company incorporated in Hong Kong;
"Party D"	Robinson Enterprise Limited, a company incorporated in Jersey with limited liability;
"percentage ratios"	has the meaning ascribed to it under the Listing Rules;
"PRC"	The People's Republic of China;
"RMB"	Renminbi, the lawful currency of PRC;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Hong Kong Stock Exchange with secondary listing on the Singapore Exchange Securities Trading Limited;
"Shangri-La Guangzhou"	Shangri-La Hotel (Guangzhou Pazhou) Co., Ltd., a wholly foreign owned enterprise established in the PRC;
"Shangri-La Guangzhou Contract"	the contract entered into by the Parties regarding operation of Shangri-La Guangzhou;
"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

Amounts denominated in HK$ and RMB in this announcement have been converted into US$ at the rates of US$1 = HK$7.75 and US$1 = RMB 7.808, respectively, for illustration purposes.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 12 June 2007

As at the date of this announcement, the board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

12 June 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 11 June 2007 as published in the South China Morning Post in Hong Kong on 12 June 2007 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Irene Ko
Company Secretary

IK/gc/cw

Encl.

c.c. J P Morgan
- Mr. King Ho

Elcw\sa\mongolia\ltr.doc.6

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTION RELATING TO THE ESTABLISHMENT OF A JOINT VENTURE COMPANY

The Directors announce that on 11 June 2007, the Parties entered into the Shareholders' Agreement for the establishment of the JVCO which will invest in a property development project in Ulaanbaatar, Mongolia. The JVCO will be owned by Party B and Party D in the proportions of 75% and 25%, respectively.

According to the Shareholders' Agreement, the total investment of the Development is approximately US$64,000,000, approximately US$32,000,000 of which will be made by way of Shareholders' Loan and Share Capital and the remaining balance by external borrowings. All contributions from Party B and Party D shall be made pro-rata to their shareholding interest in the JVCO.

Party A and Party B are wholly-owned subsidiaries of SA. A wholly-owned subsidiary of Party C is holding a 40% equity interest in a 60% indirect owned subsidiary of SA. Under the Listing Rules, Party C and Party D are connected persons of SA by virtue of their being the associates of such substantial shareholder which holds 40% equity interest in that 60% indirect owned subsidiary of SA. Accordingly, the entering into of the Shareholders' Agreement constitutes a connected transaction of SA under Rule 14A.13 of the Listing Rules. Since each of the applicable percentage ratios for the establishment of the JVCO is less than 2.5% but exceeds 0.1%, the establishment of the JVCO is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of the transaction contemplated under the Shareholders' Agreement will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

SHAREHOLDERS' AGREEMENT

On 11 June 2007, the Parties entered into the Shareholders' Agreement for the establishment of the JVCO which will invest in a property development project in Ulaanbaatar, Mongolia. The JVCO will be owned by Party B and Party D in the proportions of 75% and 25%, respectively.

Details of the Shareholders' Agreement are as follows:

Date: 11 June 2007

Parties: Party A, Party B, Party C and Party D

Business:	The business of the JVCO shall be investing in the Project Company and the business of the Project Company shall be the development, construction, ownership, operation and management of the Development and all other activities incidental or ancillary thereto.
Total Investment Amount:	According to the Shareholders' Agreement, the total investment of the Development is approximately US$64,000,000, approximately US$32,000,000 of which will be made by way of Shareholders' Loan and Share Capital and the remaining balance of US$32,000,000 by external borrowings. All contributions from Party B and Party D shall be made pro-rata to their shareholding interest in the JVCO.
Funding:	(A) Share Capital:

Under the Shareholders' Agreement, the Share Capital shall be in the amount of US$10,000,000 of which US$7,500,000 and US$2,500,000 will be contributed by Party B and Party D respectively. Upon the full payment of the capital contribution, Party B will hold 7,500,000 Shares representing 75% of the JVCO's shareholding and Party D will hold 2,500,000 Shares representing 25% of the JVCO's shareholding.

(B) Loans:

Apart from the contribution to the Share Capital, the investment amount will also be made by way of pro-rata Shareholders' Loans and loans to be obtained from banks or other financial institutions which may be secured or guaranteed by the Parties (if required by the lenders) or such third parties procured by them. All loans and/or financial assistance provided by the Parties or such third parties procured by them (as the case may be) to, or for the benefit of the JVCO and/or the Project Company will be provided on a several basis and pro-rata to the then respective shareholding of the Parties in the JVCO.

It is currently expected that the funding required by Party A and Party B under the Shareholders' Agreement will be sourced by SA from its internal reserves and/or external borrowings.

Option: Party D shall have an option to increase its shareholding interest in the JVCO up to 49% provided that the Option may only be exercised once by Party D prior to the earlier of (i) the completion of the Development; and (ii) the date falling 36 months from the date of the Shareholders' Agreement. Upon exercise of the Option by Party D, Party B shall transfer to Party D the relevant portion of its (i) Shares at par value and (ii) Shareholders' Loan (if any) at its face value, together with interest at a rate of 1 month LIBOR plus 3%. No premium is payable on the grant of the Option. Upon the exercise of the Option in full, Party D is required to pay to Party B a sum of US$7,680,000 plus an interest at the rate of 1 month LIBOR plus 3% (being the highest possible exercise price ascertained as at the date of the Shareholders' Agreement). The applicable percentage ratios for the Option are less than 2.5% but exceed 0.1%, thus it is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

Board of Directors:	The Board shall consist of four (4) directors, of whom three (3) shall be nominated by Party B and one (1) shall be nominated by Party D. Upon the exercise of the Option in full, the Board shall consist of seven (7) directors, four (4) of whom shall be nominated by Party B and three (3) of whom shall be nominated by Party D. The chairman of the Board of the JVCO shall be nominated by Party B. The chairman shall have a second or casting vote in case of equality of votes.
Profit Distribution:	Subject to prudent retention of profits by way of reserve and the determination made by the Board, the Board is authorized to declare and distribute by way of dividend in respect of the JVCO's accounting periods all or part of its net profit after tax.
Project Company:	The Project Company shall be incorporated as soon as possible after the date of the Shareholders' Agreement and all matters to be decided by the Project Company shall be referred to and decided by the Board.
Further Agreement:	Party C and/or its affiliates will provide on-field organizer and management support services to the Project Company during the construction period of the Development at the Management Support Fee plus the relevant value added tax. Being the service provider, Party C and/or its affiliates shall assist the Project Company in matters arising during the construction stage of the Development including, but not limited to, applying and obtaining all necessary governmental permits and approvals for utility supplies; organizing various survey and investigations; and advising on the local design requirements and employment issues. As the provision of the above services constitutes a connected transaction under the Listing Rules, further announcement will be made by SA as and when required in compliance with the Listing Rules.

PROJECT SITE

The Project Site has an area of approximately 30,000 square meters located at the North East of National Amusement Park Place, Khoroo 1 of Sukhbaatar District of the Capital City, Ulaanbaatar, Mongolia.

The Project Site is currently owned by the state of Mongolia and is leased to Party D. There are no existing buildings on the Project Site. Pursuant to the Shareholders' Agreement, Party D shall transfer the Land Use Rights to the Project Company no later than December 2007.

INFORMATION ON SA, JVCO, PARTY C AND PARTY D

The principal activities of the Group are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

The JVCO was established on 30 November 2005 in the British Virgin Islands. Pursuant to the Shareholders' Agreement, the shareholding interest in the JVCO will be owned as to 75% by Party B and 25% by Party D. The principal activity of the JVCO is to invest in the Project Company which will construct, develop, own, operate and manage the Development in Ulaanbaatar, Mongolia.

The principal activity of each of Party C and Party D is investment holding.

REASONS FOR THE ESTABLISHMENT OF THE PROJECT COMPANY

The purpose of the Shareholders' Agreement is to enable the Parties to construct, develop, own, operate and manage the Development on a piece of prime land in Ulaanbaatar. Construction of the Project Site is expected to commence in the last quarter of 2007 and to be completed in 2010. It is currently intended that the completed Development is for investment purpose. With the combined experience, standing and expertise of the Parties in hotel-related, commercial and residential projects, the development of the Project Site is expected to enhance the shareholders' value and provide recurrent income for the Group.

The Option, upon exercise in full, will raise immediate funds for the Group. The Group intends to use all the net proceeds from the Option for the repayment of the Group's debts. Accordingly, it will reduce the Group's gearing and the associated financial costs.

LISTING RULES IMPLICATION

Both of Party A and Party B are wholly-owned subsidiaries of SA. A wholly-owned subsidiary of Party C is holding 40% equity interest in a 60% indirect owned subsidiary of SA. Under the Listing Rules, Party C and Party D are considered as connected persons of SA by virtue of their being the associates of such substantial shareholder which holds 40% equity interest in that 60% indirect owned subsidiary of SA.

Accordingly, the entering into of the Shareholders' Agreement constitutes a connected transaction of SA under Rule 14A.13 of the Listing Rules. Since each of the applicable percentage ratios for the establishment of the JVCO is less than 2.5% but exceeds 0.1%, the establishment of the JVCO is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of the transaction contemplated under the Shareholders' Agreement will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

The Directors, including the independent non-executive Directors, of SA are of the view that the terms of the Shareholders' Agreement (including the grant of the Option) are on normal commercial terms, which are arrived at after arm's length negotiations between the Parties and are fair and reasonable, and in the interests of SA and its shareholders as a whole.

DEFINITIONS

"associates"	has the meaning ascribed to it under the Listing Rules;
"Board"	the board of directors of the JVCO;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Development"	the development on the Project Site a hotel and may extend to the development of residential properties, office towers and retail podium;
"Directors"	directors of SA;
"Group"	SA and its subsidiaries;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"JVCO"	Intense Power Limited, a limited liability company incorporated in the British Virgin Islands and will be owned as to 75% by Party B and 25% by Party D;

"Land Use Rights"	the right to construct the Development on the Project Site in accordance with the laws of Mongolia. Such Land Use Rights shall be for a term of not less than 60 years commencing no earlier than 12 January 2007;
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Management Support Fee"	US$2,500,000;
"Option"	an option granted to Party D under the Shareholders' Agreement;
"Parties"	collectively, Party A, Party B, Party C and Party D;
"Party A"	Seanoble Assets Limited, a limited liability company incorporated in the British Virgin Islands and is a direct wholly-owned subsidiary of SA;
"Party B"	Perfect Form Investments Limited, a limited liability company incorporated in the British Virgin Islands. It is a direct wholly-owned subsidiary of Party A and an indirect wholly- owned subsidiary of SA;
"Party C"	MCS Holding LLC, a company incorporated in Mongolia;
"Party D"	MCS Hotel LLC, a company incorporated in Mongolia and is a direct wholly-owned subsidiary of Party C;
"percentage ratios"	has the meaning ascribed to it under the Listing Rules;
"Project Company"	a wholly-owned subsidiary of the JVCO to be incorporated as a limited liability company under the laws of Mongolia which will construct, develop, own, operate and manage the Development;
"Project Site"	a plot of land located on the North East of National Amusement Park Place, Khoroo 1 of Sukhbaatar District of the Capital City, Ulaanbaatar, Mongolia with an area of approximately 30,000 square meters;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Hong Kong Stock Exchange with secondary listing on the Singapore Exchange Securities Trading Limited;
"Share"	an ordinary share with a par value of one United States dollar (US$1.00) each of the JVCO;
"Share Capital"	the share capital of the JVCO;
"Shareholders' Agreement"	the shareholders' agreement dated 11 June 2007 entered into by the Parties;
"Shareholders' Loan"	the loan(s) (if any) made to the JVCO by its shareholders;

"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 11 June 2007

As at the date of this announcement, the board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

END